

SECUR 07001235 ION


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northpoint Trading Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4555 Mansell Road #140
(No. and Street)

Alpharetta (City) GA (State) 30022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Nelson 678 405 4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford Hillegass & Ingwersen LLP
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Parkway #300 (Address) Atlanta (City) GA (State) 30338 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 3/8

OATH OR AFFIRMATION

I, Douglas M. Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northpoint Trading Partners LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OnPoint Capital, Douglas Nelson IRA, Stacey Nelson IRA, Nicholas DeSarnette IRA


CLYDA F. SICKELS
MY COMMISSION EXPIRES
FEB. 18 2008
FULTON COUNTY
GEORGIA
NOTARY PUBLIC

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHPOINT TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

December 31, 2006

with
Independent Auditors' Report


GH&I

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

NORTHPOINT TRADING PARTNERS, LLC

TABLE OF CONTENTS

December 31, 2006


GH&I

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Northpoint Trading Partners, LLC
Atlanta, Georgia

We have audited the accompanying Statement of Financial Condition of Northpoint Trading Partners, LLC as of December 31, 2006, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northpoint Trading Partners, LLC as of December 31, 2006, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 15, 2007
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	30,583
Deposits with clearing organization		346,361
Prepaid expenses		1,677
Other assets		3,531
TOTAL ASSETS	$	382,152

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	28,264
Commitments (Note C)		
Members' Equity		353,888
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	382,152

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

Revenues	
Commissions	$ 546,461
Interest income	8,227
	554,688
Expenses	
Employee compensation and benefits	323,772
Clearing charges	107,257
Regulatory fees	27,470
Occupancy	11,203
Selling expenses	34,563
Other expenses	96,535
	600,800
NET LOSS	$ (46,112)

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF MEMBERS' EQUITY

For the Year Ended December 31, 2006

Capital contributions	$	400,000
Net loss for the year		(46,112)
Balance at December 31, 2006	$	353,888

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities		
Net loss	$	(46,112)
Adjustments to reconcile net loss to net cash required by operating activities		
Increase in:		
Deposits with clearing organization		(346,361)
Prepaid expenses		(1,677)
Other assets		(3,531)
Increase in:		
Accounts payable and accrued expenses		28,264
NET CASH REQUIRED BY OPERATING ACTIVITIES		(369,417)
Cash Flows from Financing Activities		
Capital contributions		400,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		400,000
INCREASE IN CASH		30,583
Cash at Beginning of Year		-
Cash at End of Year	$	30,583

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Northpoint Trading Partners, LLC (the "Company") was organized in Georgia effective January 1, 2006. The Company began operations in July 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

Revenue Recognition: Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur.

Soft Dollar Agreements: The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934, as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by agreement. Revenue and related costs associated with soft dollar arrangements are included in commissions and clearing charges, respectively, on the statement of operations.

Deposits with Clearing Organization: The Company uses Goldman Sachs Execution and Clearing, LP as a clearing organization for all trading activities. Deposits with clearing organization represents cash and money market funds on deposit at the end of the year.

Income Taxes: Members are required to report their share of the Company's income or loss in their individual income tax returns. Therefore, no provision has been made for federal or state income taxes.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B—RELATED PARTY TRANSACTIONS

The Company clears investment transactions for a fund owned by its majority member. During 2006 related commission income of approximately $34,000 was recognized.

NOTE C—COMMITMENTS

The Company entered an operating lease for office space through November 30, 2009. Total future minimum lease payments are as follows:

Year ending December 31,		
2007	$	21,236
2008		21,873
2009		20,600

Rent expense amounted to $11,203 for 2006.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $100,000 or $6^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule.

NORTHPOINT TRADING PARTNERS, LLC
Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006

Computation of Net Capital		
Total members' equity	$	353,888
Deduct nonallowable assets		
Prepaid expenses		(1,677)
Other assets		(3,531)
Net capital	$	348,680
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	28,264
Total aggregate indebtedness	$	28,264
Computation of Minimum Net Capital Requirement		
Net capital	$	348,680
Minimum net capital to be maintained (greater of $100,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness of $28,264)		100,000
Excess net capital	$	248,680

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2006 and the audited financial statements at December 31, 2006.

NORTHPOINT TRADING PARTNERS, LLC
Schedule II
OTHER INFORMATION

December 31, 2006

The following statements and computations are not applicable at December 31, 2006, and for the period then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.



Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Northpoint Trading Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Northpoint Trading Partners, LLC (the "Company") for the period ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 15, 2007
Atlanta, Georgia

END